UNITED STATES OF AMERICA

                            before the

                SECURITIES AND EXCHANGE COMMISSION



                                                      )
APPLICATION/DECLARATION OF THE CONNECTICUT LIGHT AND  ) CERTIFICATE AS TO
POWER COMPANY AND HOLYOKE WATER POWER COMPANY WITH    ) CONSUMMATION
RESPECT TO REFINANCING OF INDEBTEDNESS RELATING TO    ) OF TRANSACTION
POLLUTION CONTROL FACILITIES                          )
                                                      )
File No. 70-8060                                      ) 35-CERT
                                                      )
(Public Utility Holding Company Act of 1935)          )
                                                      )



   Reference is hereby made to (i) the Application/Declaration on Form U-1, as amended, filed by The Connecticut Light and Power Company ("CL&P") and Holyoke Water Power Company in the above-referenced proceeding (the "DECLARATION") and (ii) the Order of the Securities and Exchange Commission set forth in Release No. 35-25692 (December 3, 1992) permitting the Declaration to become effective (the "ORDER"). Capitalized terms used herein and not otherwise defined are used as defined in the Declaration.

   On October 1, 1998, CL&P exercised its option under the CL&P Loan and Trust Agreement to cause the interest rates on the CL&P Bonds to be converted for their remaining term to bear interest at fixed rates (instead of their previous variable weekly rates), as described in the Declaration. Following such conversion, the CL&P Bonds, in principal amount of $21,000,000 bear interest at the rate of 5.85% per annum. Following such conversion, the CL&P Bonds are no longer supported by a Letter of Credit.

   Pursuant to the Public Utility Holding Company Act of 1935, as amended, and Rule 24(a) thereunder, CL&P hereby certifies that the interest rate conversion transaction described above has been carried out in accordance with the terms and conditions of and for the purposes represented by Declaration, and of the Order.

   Contemporaneously with the conversion of the CL&P Bonds as aforesaid, CL&P and its affiliate Western Massachusetts Electric Company ("WMECO") also exercised their options to convert the interest rates on five other series of similar pollution control revenue bonds from variable weekly rates to long-term fixed rates. The five other series of bonds that were converted, together with the CL&P Bonds, are as follows:

      SERIES         PRINCIPAL AMOUNT    FIXED INTEREST         SEC           SEC RELEASE NO.
                                              RATE           FILE NO.      (DATE OF SEC RELEASE)
CL&P 1986               $15,400,000           5.90%           70-7320           35-24263
                                                                           (December 16, 1986)
CL&P 1988               $10,000,000           5.90%           70-7543           35-24734
                                                                           (October 24, 1988)
CL&P 1992A              $21,000,000           5.85%           70-8060           35-25692
                                                                           (December 3, 1992)
CL&P 1993A             $245,500,000           5.85%           70-8088           35-25881
                                                                          (September 15, 1993)
CL&P 1993B              $70,000,000           5.95%           70-8088           35-25881
                                                                          (September 15, 1993)
WMECO 1993A             $53,800,000           5.85%           70-8088           35-25881
                                                                          (September 15, 1993)

Contemporaneously with the filing of this Certificate as to Consummation of Transaction, CL&P and WMECO, as applicable, are filing a Certificate as to Consummation of Transaction with respect to each such other conversion.

[SIGNATURE PAGE FOLLOWS]

Dated: October 8, 1998

                  THE CONNECTICUT LIGHT AND POWER COMPANY



                  By   /s/ Richard J. Wasserman
                    Richard J. Wasserman
                    For Day, Berry & Howard LLP
                    CityPlace I
                    Hartford, Connecticut 06103-3499
                    Its Attorneys

                  HOLYOKE WATER POWER COMPANY



                  By   /s/ Richard J. Wasserman
                    Richard J. Wasserman
                    For Day, Berry & Howard LLP
                    CityPlace I
                    Hartford, Connecticut 06103-3499
                    Its Attorneys